vTv Therapeutics Inc.
4170 Mendenhall Oaks Pkwy
High Point, NC
January 9, 2018
VIA EDGAR
Mark Brunhofer
Division of Corporation Finance
Office of Healthcare & Insurance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
RE:	vTv Therapeutics Inc. Form 10-K for the Fiscal Year Ended December 31, 2016 Filed February 24, 2017 File No. 001-37524

Mr. Brunhofer:
vTv Therapeutics Inc. (the “Company”) hereby acknowledges receipt of the comment letter dated December 27, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Annual Report on Form 10-K filed February 24, 2017 (the “Annual Report”).  The Company hereby submits this letter in response to the Comment Letter.
For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.
Item 9A. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page 74

1.	You disclose that you did not provide management’s assessment of internal control over financial reporting (ICFR) due to a transition period established by the Commission. As Instruction 1 to Item 308 of Regulation S-K permits management to exclude its assessment of ICFR only in its first annual report filing and this is your second Form 10- K, please address the following:
—	If you did not perform your ICFR assessment at December 31, 2016:
o	Tell us why you did not follow the guidance referred to above; and
o	Tell us how your disclosure controls and procedures (DCP) were effective at December 31, 2016.
—	If you performed the assessment and mistakenly excluded it from your filing:
o	Amend your filing to provide your assessment at December 31, 2016;

o	Tell us the impact of your failure to disclose your ICFR assessment on your assessment of DCP at December 31, 2016 and revise your DCP assessment in your amended filing accordingly; and
o	Revise item 4 of your certifications filed as Exhibits 31.1 and 31.2 in its entirety to conform to Item 601(b)(31) of Regulation S-K to address ICFR.
Company Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s management performed the assessment of internal control over financial reporting at December 31, 2016 and inadvertently excluded disclosures related to that assessment from its Annual Report.  Upon resolution of the Staff’s comments in the Comment Letter, the Company will file an amendment to the Annual Report (the “Amendment”) to include an amendment and restatement of the disclosure in Item 9A of the Annual Report relating to management’s assessment of internal control over financial reporting at December 31, 2016.
The amended and restated disclosure will read as follows:
“Management’s Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those written policies and procedures that:
—	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets;
—	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles;
—	provide reasonable assurance that receipts and expenditures are being made only in accordance with management and director authorization; and
—	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. Management based this assessment on criteria described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that as of December 31, 2016, we maintained effective internal control over financial reporting.”
The Company respectfully advises the Staff that the Company’s management has evaluated the effectiveness of the design and operation of its disclosure controls and procedures at December 31, 2016.

In light of the fact that no disclosure controls and procedures will prevent all errors and all fraud, although management’s assessment of internal control over financial reporting was inadvertently omitted from the Annual Report (and certain portions of the related certifications were incorrect as a result), the Company’s management has concluded that, as of December 31, 2016, its disclosure controls and procedures were effective in causing material information relating to the Company to be reported by management and to ensure the quality and timeliness of the Company’s public disclosures with SEC disclosure obligations.
The Company respectfully advises the Staff that it will file new certifications with the Amendment as Exhibits 31.1 and 31.2 to conform to Item 601(b)(31) of Regulation S-K.

***
We appreciate the Staff’s comments and request the Staff contact the undersigned at (336) 888-0421 or rhoward@vTvTherapeutics.com with any questions or comments regarding this letter.
Sincerely,

/s/ Rudy C. Howard

Rudy C. Howard
Chief Financial Officer

cc:	Stephen L. Holcombe, vTv Therapeutics Inc. Lawrence G. Wee, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP